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EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

February 28, 2025

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 70

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 70 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). We submitted a response letter on the Registrant’s behalf on February 21, 2025, responding to the Staff’s initial comments on PEA No. 70 (the “Prior Letter”).

PEA No. 70 was filed in connection with certain changes being made to Harbor Multi-Asset Explorer ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 70.

COMMENT 1:	The Staff reissues Comment 8 in the Prior Letter regarding the Fund’s investments in REITs.

Response:

The Fund does not target investment in a particular type of REIT. Rather, the Fund may invest in Underlying Funds that in turn invest in REITs to obtain exposure to the Real Estate market as a whole. The Registrant has incorporated this comment and revised the disclosure as set forth below:

“The Fund invests in Underlying Funds that provide exposure to one or more broad asset classes that include equities (including the common stock of issuers~~securities~~ of all capitalizations), fixed income securities of any credit quality (including below-investment grade bonds, also known as high-yield bonds or “junk” bonds), real estate investment trusts that provide exposure to

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the broad real estate market, commodities (primarily gold), U.S. government securities and cash. The Fund invests, through Underlying Funds, in markets around the world, including both in developed and emerging markets. The Fund primarily invests in Underlying Funds that seek to track indices, including those designed to provide exposure to particular sectors or industries (such as communication services, financials and/or technology) or style factors (such as growth, value, and/or low volatility). However, the Fund may invest in Underlying Funds that are actively managed. While the Fund primarily invests through Underlying Funds, it may also invest directly in equity and fixed income securities and futures in limited circumstances where the Advisor believes that a particular exposure is better achieved through direct investments. As discussed further below, the Fund may invest in derivatives through the Subsidiary (as defined below) to obtain the Fund’s intended exposure to commodities. The Fund’s indirect and direct investments may be in the securities of foreign and emerging market issuers, which may be denominated in currencies other than the U.S. dollar.”

COMMENT 2:	Regarding the Registrant’s response to Comment 9 in the Prior Letter, please provide clarity with respect to how the Fund will invest in gold (e.g., will the Fund invest in gold directly or through the use of Underlying Funds?).

Response:	The Registrant respectfully believes that the Fund’s disclosure is sufficiently clear in describing that the Fund will obtain exposure to gold indirectly through its investments in the Underlying Funds and the Subsidiary. The Registrant confirms that the Fund will not invest in gold directly. The Registrant therefore respectfully declines to incorporate any changes in response to this comment.

COMMENT 3:	Regarding the Registrant’s response to Comment 11 in the Prior Letter, please provide a clearer response. Subsidiary fees should be reflected in the fee table as described in Comment 11.

Response:	The investment advisory agreement between the Advisor and Fund states that the Advisor will bear all of the operating expenses of the Fund, inclusive of the expenses of the Subsidiary, with limited exceptions. The expenses of the Subsidiary are therefore like any other expenses borne by the Advisor under the unitary fee arrangement. The Registrant confirms that it is not anticipated that the Fund will incur any expenses associated with the Subsidiary that are not covered under the unitary fee arrangement. Accordingly, as the Fund will not bear any expenses associated with the Subsidiary, the Registrant believes it would be inappropriate to reflect any such expenses in the fee and expense table. The Registrant further notes that the footnote to the fee and expense table discloses that the Advisor bears the expenses of the Subsidiary under the unitary fee structure. The Registrant therefore respectfully declines to make any changes in response to this comment.

COMMENT 4:	The Staff reissues Comment 13 in the Prior Letter regarding the need for added specificity in the disclosure regarding the Fund’s investments.

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Response:	The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 1.

COMMENT 5:	The Staff reissues Comment 14 in the Prior Letter regarding the Fund’s use of derivatives.

Response:

The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 1. Furthermore, the Registrant has added the following Item 4 risk disclosure:

“Commodity-Linked Derivatives Risk: The Fund’s investments in commodity-linked derivative instruments (either directly or through the Subsidiary) may subject the Fund to significantly greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments may be affected by prevailing spot prices (the price at which a commodity can be bought or sold for immediate delivery) for the underlying commodity, supply and demand, market activity, liquidity, economic, financial, political regulatory, geographical, biological or judicial events, and the general interest rate environment. Commodity-linked derivatives are subject to the risk that the counterparty to the transaction, the exchange or trading facility on which they trade, or the applicable clearing house may default or otherwise fail to perform. The Fund will incur certain costs as a result of its use of derivatives and is required to post margin in respect to certain of its holdings in derivatives. Costs incurred by the Fund as a result of its use of derivatives will ultimately be borne by shareholders.

The Fund’s use of commodity-linked derivatives will have a leveraging effect on the Fund’s portfolio. Leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the Fund otherwise would have had. The Fund’s exposure to leverage can substantially increase the adverse impact to which the Fund’s investment portfolio may be subject and make the Fund more volatile.”

COMMENT 6:	The Staff reissues Comment 28 in the Prior Letter regarding the reference to equity-related securities.

Response:	The Registrant has incorporated the comment and removed the reference to equity-related securities in its disclosure.

COMMENT 7:	The Staff reissues comment 33 in the Prior Letter regarding the section of the Fund’s prospectus labeled Principal Investments.

Response:	The Registrant respectfully reiterates its response to Comment 33 in the Prior Letter. The Registrant notes that discussions of investment types and risks are identifiable based on sub-headings used in the prospectus.

COMMENT 8:	The Staff reissues Comment 35 in the Prior Letter regarding the Fund’s investments in REITs.

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Response:	The Registrant refers to its response to Comment 1. The Registrant respectfully does not believe that additional revisions regarding the Fund’s investments in REITs are necessary beyond those reflected in the response to Comment 1.

COMMENT 9:	The Staff reissues Comment 37 in the Prior Letter regarding the Fund’s concentration policy.

Response:	The Registrant continues to be unaware of a requirement to “look through” underlying investments for purposes of administering the Fund’s concentration policy. The Registrant confirms that, to the extent the Advisor determines that an investment in an Underlying Fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Advisor will ensure that the Fund has appropriate risk disclosure relating to that investment. The Registrant is aware that the Staff disagrees with the Registrant’s position.

COMMENT 10:	The Staff reissues Comment 38 in the Prior Letter regarding the Fund’s concentration policy.

Response:	For the reasons set forth in response to Comment 9 and in the Prior Letter, the Registrant does not believe that investments in Underlying Funds that result in greater than 25% of the Fund’s total assets being invested in a particular industry are inconsistent with the Fund’s concentration policy. The Registrant confirms that it does not intend to violate its concentration policy by making such investments.

COMMENT 11:	The Staff reissues Comment 39 in the Prior Letter regarding the treatment of privately issued mortgage-backed securities for purposes of the Fund’s concentration policy.

Response:	For the reasons discussed in the Prior Letter, the Registrant believes the current disclosure is appropriate. The Registrant notes that mortgage-backed securities do not fit within the commonly accepted understanding of an industry as an aggregation of companies that produce or provide similar products or services. The Registrant further notes that risk of default on those mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities is the same as the risk of default for other U.S. Government securities, so the identity of the issuer of those securities is not relevant from an economic perspective. The Registrant therefore respectfully declines to revise the disclosure. The Registrant is aware that the Staff disagrees with the Registrant’s position.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista

Edwin Batista

February 28, 2025 Page 5

Cc:	Diana R. Podgorny, Esq.
Meredyth Whitford-Schultz, Esq.
Meredith Dykstra, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP